Exhibit 99.1
TSX: MAI	NEWS RELEASE	NASD OTCBB: MNEAF

MINERA ANDES ANNOUNCES EXPLORATION DRILLING
RESULTS AT THE SAN JOSÉ MINE

TORONTO, ONTARIO – June 10, 2011 - Minera Andes Inc. (the "Corporation" or "Minera Andes") (TSX: MAI and US OTC: MNEAF) announces the results of exploration drilling at its 49% owned San José mine in Santa Cruz Province, Argentina during the first quarter of 2011.  A total of 24 diamond core holes totaling 5,411 meters were drilled during the quarter.  The drilling consisted of infill and of step-out drilling on known veins in and around the mine area.  Five of the infill holes contained high-grade intercepts.  Details of the drilling, which include several high-grade holes, is provided in Exhibit 1.  The location of the principal veins is shown in Exhibit 2.  Further drilling will be required to estimate the resources intercepted by the drilling.

The vein system at San José continues to be open at depth and laterally.  As a result of the discovery of the east-west trending Micaela-Sofia vein system last year, previous drill results are being reinterpreted to define new drilling targets in and near the mine area in conjunction with new surface magnetic data and existing induced polarization geophysics data.

During the first half of 2011, 800 line-kilometers of surface magnetic coverage is being run over the area southeast of the mine area.  This will be followed up with an additional 2,200 line-kilometers of surface magnetic coverage in the southeast portion of the joint venture property during the second half of the year.  The geophysical data will be used to define new drilling targets outside of the main mine area for drilling during the second half of the year.

About Minera Andes: Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: a 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. Exploration and infill drilling is currently underway at the Los Azules project.  The Company had $31 million USD in cash as at March 31, 2011 with no bank debt.  Rob McEwen, Chairman and CEO, owns 31% of the shares of the company.

About Hochschild Mining plc: Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal epithermal vein deposits and currently operates four underground epithermal vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

 For further information, please contact: Jim Duff or visit our Web site: www.minandes.com.

Minera Andes Inc.
  News Release 11-13   Page 1

Jim Duff Chief Operating Officer 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Technical Information:
This news release has been reviewed and approved by Jim Duff the Chief Operating Officer of the Corporation, a Qualified Person as defined by Canadian Securities Administrator National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“43-101”). Assay results were reported to Minera Andes by MSC, which is the operating company for the San José joint venture. Assay results for the drilling were reviewed by Jim Duff. All samples were collected in accordance with industry standards. Splits from checks of the drill core samples assay at the San José Mine laboratory were submitted to Alex Stewart Assayers, Argentina S.A. in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays. Jim Duff has reviewed the results of the check assays and other quality control measures.

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation are calculated in accordance with 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
News Release 11-13   Page 2

Exhibit 1

 Surface Drilling Results from January 1, 2011 to March 31, 2011

Drill Hole	From (m)	To (m)	Intercept (m)	True Width (m)	Au (g/t)	Ag (g/t)	Vein
SJD-227*	213.01	213.84	0.83	0.50	1.20	115.54	Sanson
and	215.42	215.70	0.28	0.16	11.33	1053.59	Sanson
SJD-323*	170.90	170.60	0.60	0.48	0.01	1.00	Dalila
SJD-352*							Hole lost
SJD-719*	279.70	280.12	0.42	0.33	0.08	1.00	Sanson
SJD-757*	183.55	184.55	1.00	0.84	0.16	12.84	Sanson
SJD-767*	177.75	178.75	1.00	0.70	0.01	1.00	Sanson
SJD-792*	277.25	279.95	2.70	1.94	0.01	1.00	Sanson
SJD-815*	101.10	101.50	0.40	0.29	0.51	46.97	Sanson
SJD-854	358.55	361.40	2.85	2.57	0.16	2.70	Frea
SJD-855	105.00	105.60	0.60	0.47	0.01	3.79	Esperanza
SJD-856							No veinss
SJD-857	83.80	84.10	0.54	0.41	0.01	3.82	Huevos Verdes SE
SJD-858	230.20	230.50	0.30	0.22	0.01	2.33	Kamila 3
SJD-859	300.70	301.00	0.30	0.22	0.01	1.00	Laura
SJD-860	137.40	139.00	1.60	1.16	0.01	1.00	Sanson
SJD-861							Hole lost
SJD-862	101.10	101.40	0.30	0.24	0.30	14.06	Susana
and	192.30	192.60	0.30	0.24	0.05	14.40	Luli
SJD-863	243.30	243.90	0.60	0.44	0.01	1.00	Esperanza
SJD-864	179.79	178.40	0.61	0.53	6.68	1514.76	Susana
and	153.90	154.25	0.35	0.30	15.00	2585.96	Susana hanging wall split
and	201.44	202.04	0.64	0.55	1.04	49.13	Orion
and	234.29	235.55	1.26	1.08	0.08	4.78	Luli
SJD-865	240.3	241.63	1.33	0.96	8.49	485.93	Luli
and	199.06	200.02	0.96	0.70	6.52	1284.74	Luli hanging wall split
SJD-866	101.08	104.5	3.42	2.76	20.43	412.5	Antonella
and	151.35	151.85	0.50	0.40	0.04	1.00	Dalila
SJD-867	249.62	250.80	1.18	0.90	1.00	164.65	Susana
and	310.25	310.85	0.60	0.52	0.01	3.01	Luli
SJD-868	327.90	338.20	0.30	0.21	1.40	75.62	Sanson
SJD-869	134.35	135.70	1.35	1.04	0.08	9.40	Susana
and	189.95	191.65	1.70	1.48	10.48	1021.53	Luli

Holes shown in bold are above cutoff grade.  The Dalila, Esperanza, Kamila 3 and Orion veins are small veins without significant intercepts.  The Sanson vein was previously considered to be part of the Antonella vein.
 *Holes drilled previously that were re-entered and extended in 2011.

Minera Andes Inc.
News Release 11-13   Page 3

Exhibit 2

Plan Map of Principal Veins at the San José Mine

2400000
2401000
2402000
4833000
4832000
N
LAURA
AYELEN EXTENSION
RAMAL AYELEN
FROD
AYELEN
FREA
ODIN
RAMAL 350
SUSANA
LULI
MICAELA
SOFIA
RAMAL 360
KOSPI
SANSON
RAMAL 483
ANTONELLA
RAMAL KOSPI
HUEVOS VERDES NORTE
Legend
New Veins
Previously Known Veins
0 125 250 500 750 1,000
Meters

Minera Andes Inc.
News Release 11-13   Page 4